TODD SHIPYARDS CORPORATION ANNOUNCES U.S. NAVY EXERCISE
OF OPTION ON OVERHAUL OF USS DAVIS (FFG-60)

VIA FACSIMILE                              CONTACT:  DACIA RICHARDSON
Total Pages - 1                             SHAREHOLDER RELATIONS
                                            206-623-1635 Ext. 106

SEATTLE, WASHINGTON.December 30, 2003.Todd Shipyards Corporation ("Todd" or the "Company") announced today that the U.S. Navy has awarded to its wholly owned subsidiary, Todd Pacific Shipyards Corporation ("Todd Pacific"), a $7,084,130 modification to previously awarded contract (N00024-00-C-8514). This modification represents the exercise of an option for the dry docking ship repair availability of the USS Rodney M. Davis (FFG-60) ("Davis"). Work will be performed in Seattle and is expected to be completed by April 2004.

The overhaul of the Davis will be performed pursuant to the Combatant Maintenance Team Contract ("CMT") the Company has with the Navy for the repair and maintenance of surface combatant class vessels (frigates and destroyers) stationed in the Puget Sound area. The five year, cost-type contract was awarded during the first quarter of fiscal year 2001 by the Navy. Work on this contract is being performed primarily in the Company's Seattle shipyard.

Todd Pacific performs a substantial amount of repair and maintenance work on commercial and federal government vessels engaged in various seagoing trade activities in the Pacific Northwest. Its customers include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, the Alaska Marine Highway system, and other government units, plus cruise ships, U.S. flag cargo carriers, fishing boats, tankers, tugs and barges.

Todd has operated a shipyard in Seattle since 1916 and employs more than 850 people.